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                             December 20, 2022

       Lisa Blackwood-Kapral
       Chief Accounting Officer
       Lyft, Inc.
       185 Berry Street
       Suite 5000
       San Francisco, CA 94107

                                                        Re: Lyft, Inc.
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38846

       Dear Lisa Blackwood-Kapral:

              We have reviewed your September 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 12, 2022 letter.

       Form 10-K/A for the Fiscal Year Ended December 31, 2021

       Critical Accounting Policies and Estimates
       Revenue Recognition, page 60

   1. We note your response to prior comment 5 that the company generally uses a threshold of above 85% when
considering the use of "substantially all" in your disclosure. As this could imply that
revenue from licensing and data access agreements could be
                                                        material, please state
in future filings that the amount generated from these agreements is not material, if still
applicable. Additionally, please note that if the related revenue continues to materially
contribute to changes in total revenue between periods, it should be cited and quantified
in your results of operations discussion.
 Lisa Blackwood-Kapral
Lyft, Inc.
December 20, 2022
Page 2
Non-GAAP Financial Measures, page 68

2. We note your response to prior comment 6. Please confirm you will present gross profit and gross margin with equal or greater prominence when presenting contribution and contribution margin in future filings.
Reconciliation of Non-GAAP Financial Measures, page 71

3.       We note your response to prior comment 7. We believe that the
adjustment    Changes to
         the liabilities for insurance required by regulatory agencies attributable to historical
         periods    to arrive at the non-GAAP financial measures Contribution
and Adjusted
         EBITDA is inconsistent with the guidance in Question 100.04 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations. Please revise your presentation to exclude this adjustment in your calculation of any non-GAAP financial measures presented in accordance with Item 10(e) of Regulation S-K or Regulation G.
4. Your response to prior comment 8 states that you may consider future opportunities to transfer or reinsure legacy risk depending the underlying market factors. We note that as the occurrence of such transactions increase, these types of expenses may be viewed as normal, recurring cash operating expenses necessary to operate the business. As such, the company should consider the guidance in Question 100.01 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations when determining whether to include non-GAAP adjustments related to any future transactions that transfer or reinsure legacy insurance liabilities in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G. Please confirm that the Company will reevaluate for future transactions whether such non-GAAP adjustment would be consistent with the non-GAAP rules, regulations and guidance.
       You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameLisa Blackwood-Kapral                      Sincerely,
Comapany NameLyft, Inc.
                                                             Division of
Corporation Finance
December 20, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName